Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204908

PROSPECTUS ADDENDUM (to Product Supplement dated October 8, 2015, Amendment No. 2, dated September 15, 2017, to Pricing Supplement dated October 8, 2015 and Prospectus dated April 29, 2016)

UBS AG

ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series B”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from any protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measures implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the pricing supplement and product supplement and “Plan of Distribution” in the base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated December 27, 2017